We are hereby amending our report on Form 6-K previously filed with the Securities and Exchange Commission on March 1, 2013 (regarding an English-language translation of documents with respect to Notice of Ordinary General Meeting of Shareholders) (the “Prior 6-K”) to replace the pages of Agenda 2-1 Election of Outside Directors and Agenda 2-2 Election of Audit Committee Members of Exhibit 99.1 to the Prior 6-K in their entirety with the following page being furnished under cover of Form 6-K/A:

• 2-1: Election of Outside Directors

• Description of the Proposal
Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Outside Directors of the Company.

• Number of Outside Directors to be Elected: 2 Directors
- Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended by

Shin, Chae-Chol	August 28, 1947	(Present) None President and Representative Director, LG CNS President and Representative Director, IBM Korea	None	None	2 years

Director Candidate Recommendation Committee

Lee, Myoung-Woo	January 5, 1954	(Present) Professor, HanYang University, Outside Director, YES24(’11.3~’14.3) Vice Chairman, Iriver CEO, SONY Korea	None	None	3 years

Director Candidate Recommendation Committee

• 2-2: Election of Audit Committee Members

• The agenda of Election of Audit Committee Members is excluded. The candidate of Audit Committee Member, Mr. Kim, Ji-Hyung, submitted his resignation as an outside director candidate for personal reasons.